As filed with the Securities and Exchange Commission on July 17, 2009

Registration No. 333 -

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

CDC Software Corporation

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, N.Y. 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Ross Systems, Inc.

2002 Summit Boulevard, Suite 700

Atlanta, Georgia 30319

United States of America

(770) 351 9600

Attn: Matthew Lavelle

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher C. Paci DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 (212) 335-4500	James H. Ball, Jr. Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, NY 10005 (212) 530 5000	Francis Fitzherbert-Brockholes White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom T: + 44 20 7532 1400

It is proposed that this filing become effective under Rule 466

☐  immediately upon filing

☐  on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one class A ordinary share, par value $0.001 each, of CDC Software Corporation	100,000,000 American Depositary Shares	$0.05	$5,000,000	$279

[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]

Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item-1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Face of American Depositary Receipt, introductory paragraph

2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Article 15

(iii) The procedure for collection and distribution of dividends	Articles 2, 4, 9, 13 and 21

(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles 12, 15 and 21

(v) The procedure for sale or exercise of rights	Articles 2, 6, 9, 13 and 21

(vi) The procedure for deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 3, 4, 6, 8, 9, 13 and 16

(vii) The procedure for amendment, extension or termination of the deposit agreement	Articles 20 and 21

(viii) The procedure for rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 12

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 4, 6 and 22

(x) Limitation upon the liability of the depositary	Article 10, 17 and 18

3. Fees and charges of holders	Article 9

Item-2.	Available Information

Public Reports furnished by issuer	Article 12

CDC Software Corporation is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549 and at the principal executive office of the Depositary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item-3.	Exhibits

(a)	Form of Deposit Agreement among CDC Software Corporation (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt. - Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. – To be filed by amendment.

(e)	Certification under Rule 466. - Not Applicable.

(f)	Powers of attorney for certain officers and directors of the Company. Set forth on the signature page hereto.

Item-4.	Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both received by the Depositary as the holder of the deposited securities and made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Deutsche Bank Trust Company Americas certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on July 17, 2009.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts for ordinary shares, par value $0.001 per share, of CDC Software Corporation

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY

By:	/s/ James Kelly

Name:	James Kelly
Title:	Vice President

By:	/s/ Chris Konopelko

Name:	Chris Konopelko
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on July 17, 2009.

CDC SOFTWARE CORPORATION

By:	/s/ Matthew Lavelle

Name: Matthew Lavelle
Title: Chief Financial Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of CDC Software Corporation hereby severally constitute and appoint Mr. Peter Yip, Mr. Matthew Lavelle, Mr. Donald Novajosky and Mr. Monish Bahl, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statements pursuant to Rule 462 of the United States Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the United States Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Peter Yip Peter Yip	Chief Executive Officer and Vice Chairman of the Board (Principal executive officer)	July 17, 2009

/s/ Matthew Lavelle Matthew Lavelle	Chief Financial Officer (Principal financial officer)	July 17, 2009

/s/ Gregor Morela Gregor Morela	Chief Accounting Officer (Principal accounting officer)	July 17, 2009

/s/ Francis Kwok-Yu Au Francis Kwok-Yu Au	Director	July 17, 2009

/s/ Raymond K. F. Ch’ien Raymond K. F. Ch’ien	Director	July 17, 2009

/s/ Carrick John Clough Carrick John Clough	Chairman of the Board	July 17, 2009

/s/ Dr. Chung Kiu Wong Dr. Chung Kiu Wong	Vice Chairman of the Board	July 17, 2009

/s/ Simon Kwong Chi Wong Simon Kwong Chi Wong	Director	July 17, 2009

Signature of Authorized Representative in the United States

Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for CDC Software Corporation, has signed this registration statement and any amendment thereto in the City of Atlanta, State of Georgia, on the 17th day of July, 2009.

/s/ Matthew Lavelle
Name: Matthew Lavelle Title: Authorized Representative

INDEX TO EXHIBITS

Exhibit Number	Exhibit

(a)	Form of Deposit Agreement.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered.*

*	To be filed by amendment.